SOCIAL MEDIA POSTS

Streamline 66  @streamline66 · 3h

Phillips 66 (NYSE: PSX) shareholders have a clear choice: maintain the status quo or vote for change that could drive the stock up 75% or more. Vote the GOLD card today FOR Elliott's board nominees Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



PHILLIPS 66 INVESTORS: TIME IS RUNNING SHORT.

VOTE FOR CHANGE TODAY

STREAMLINE 66

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Phillips 66 Investors: Time Is Short. Vote for Change Today | Elliott

From streamline66.com

Streamline 66  @streamline66 · 3h

Independent proxy advisors ISS, Glass Lewis and Egan-Jones agree: support Elliott's case for change at Phillips 66 (NYSE: PSX). Vote by the May 21st deadline to add new voices to the boardroom that put shareholders' interests first. #Streamline66

TOP THREE PROXY ADVISORY FIRMS AGREE: VOTE FOR CHANGE TODAY AT PHILLIPS 66

  



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Top 3 Proxy Advisors Agree: Vote for Change at Phillips 66 | Elliott

From streamline66.com

Streamline 66  @streamline66 · 15m

Phillips 66 (PSX) Employees & Retirees: Elliott respects your years at PSX. Sig Cornelius and Greg Goff devoted a large part of their lives to Phillips and believe voting GOLD will put the company back on track. Listen here: rb.gy/02ly9l Your vote is confidential. Vote

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66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.

In a powerful validation of the urgent need for change at Phillips 66, all three leading proxy advisory firms – Institutional Shareholder Services, Glass Lewis and Egan-Jones–have recommended shareholders vote FOR Elliott's director nominees. These independent experts have thoroughly analyzed Phillips 66's performance, governance and strategy and delivered a clear verdict. Their analyzed Phillips 66's performance, governance and strategy and delivered a clear verdict. Their unanimous conclusion: The status quo is failing shareholders and meaningful boardroom change is necessary.

Phillips 66 Employees: Vote For Change Today | Streamline 66

WE SEE A POTENTIAL GAIN OF 75% OR MORE TO PHILLIPS 66'S STOCK PRICE

From streamline66.com